Exhibit 99.2

FOR IMMEDIATE RELEASE

GoldMining Creates U.S. GoldMining

for Advancing the Whistler Project, Alaska

(All Amounts expressed in U.S. dollars unless otherwise noted)

Vancouver, British Columbia – February 28, 2022 – GoldMining Inc. (the "Company" or "GoldMining") (TSX: GOLD; NYSE-American: GLDG) is pleased to announce that it has created a new subsidiary, U.S. GoldMining Inc. ("U.S. GoldMining"), which will be focused on advancing the Company's Whistler gold-copper Project, located in Alaska, USA. The Company's board of directors has approved a strategy to have U.S. GoldMining operated as a separate public company through an initial public offering or similar transaction.

Amir Adnani, Chairman stated: "We acquired the Whistler project in the summer of 2015, when spot gold was $1,000 per oz, near the bottom of the last bear market. Today, with spot gold approaching $2,000 per oz and copper price near a decade high, optimum market conditions exist to immediately unlock substantial value by creating U.S. GoldMining without dilution to GoldMining’s capital structure. The new subsidiary will have a dedicated team and experienced board of directors to advance this large and exciting project. Additionally, we’re very encouraged by current attractive market valuations for Alaskan based resource stage gold and copper projects that supports a potential re-rating for the Whistler project as the flagship asset of U.S. GoldMining as a standalone company. Finally, our strategy with the creation of U.S. GoldMining is similar to the plan we successfully executed last year with Gold Royalty Corp., which today represents approximately C$100,000,000 in equity holdings on our balance sheet and includes a recently announced inaugural quarterly dividend of $0.01 per share, which would result in approximately C$1,000,000 of pre-tax dividend income to GoldMining on an annualized basis."

Alastair Still, CEO commented: "By any standard, Whistler is a large project, with indicated resources of 3.0 million gold equivalent ounces and inferred resources of 6.5 million gold equivalent ounces covering an expansive regional land package. A base camp and gravel airstrip is established for field programs. The last time Whistler saw drilling activity was almost a decade ago, which creates the opportunity to apply new regional geologic models and technical findings by GoldMining and neighboring companies to unlock value for Whistler, by a dedicated team following best practices with a dedication to safety, the environment and sustainable development for local communities."

Whistler Project

The Whistler Project is a gold-copper exploration project consisting of at least three known deposits located in the Yentna Mining District of Alaska, approximately 150 km northwest of Anchorage and comprises 304 State of Alaska mining claims covering an aggregate area of approximately 17,000 hectares (approximately 42,000 acres). The Whistler and Raintree West deposits are connected to the camp and airstrip by an access road and the Island Mountain deposit is located 23 km south of the camp and access is by helicopter.

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The Whistler Project is underlain by a volcano-sedimentary sequence (Jura-Cretaceous Kahiltna Assemblage) that has been intruded by the Late Cretaceous Whistler Intrusive Suite with associated gold-copper porphyry and epithermal mineralization, and the Late Cretaceous to Paleocene Composite Intrusive Suite with associated intrusion-related gold mineralization.

A total of 70,247 m of diamond drilling in 257 holes has been completed on the Whistler Project by Cominco, Kennecott, Geoinformatics and Kiska from 1986 to the end of 2011. Of these drill holes, 21,132 m in 52 holes have been drilled in the Whistler area, 20,479 m in 94 holes have been drilled in the Raintree West area and 14,410 m in 36 holes have been drilled in the Island Mountain area. There are 14,226 m in 75 holes drilled in areas outside of the three resource areas.

Preliminary metallurgical testing indicated that the material tested is amenable to copper recovery by flotation and that the gold is relatively free milling. Further metallurgical development and assessment work is warranted.

Mineral Resource Estimates

The following table sets forth the Mineral Resource estimate set forth in the Whistler Technical Report, with an effective date of June 11, 2021.

Deposit		In Situ Grade				In Situ Metal
	Tonnage	Gold	Silver	Copper	Gold Eq	Gold	Silver	Copper	Gold Eq
	(Mt)	(g/t)	(g/t)	(%)	(g/t)	(Moz)	(Moz)	(Mlbs)	(Moz)
Indicated Resources
Whistler	107.8	0.50	1.95	0.17	0.79	1.8	6.8	399.0	2.7
Raintree (Open Pit)	7.8	0.49	4.88	0.09	0.67	0.1	1.2	15.0	0.2
Total Indicated (Open Pit)	115.5	0.50	2.15	0.16	0.78	1.9	8.0	414.0	2.9
Raintree (Underground)	2.7	0.79	4.18	0.13	1.03	0.1	0.4	8.0	0.1
Total Indicated	118.2	0.51	2.19	0.16	0.79	1.9	8.3	422.0	3.0
Inferred Resources
Whistler	153.5	0.35	1.48	0.13	0.57	1.7	7.3	455.0	2.8
Island Mountain	111.9	0.47	1.06	0.05	0.57	1.7	3.8	131.0	2.0
Raintree (Open Pit)	11.8	0.62	4.58	0.07	0.77	0.2	1.7	18.0	0.3
Total Inferred (Open Pit)	277.2	0.41	1.44	0.10	0.58	3.6	12.9	604.0	5.2
Raintree (Underground)	39.8	0.80	2.51	0.12	1.00	1.0	3.2	107.0	1.3
Total Inferred	317.0	0.46	1.58	0.10	0.63	4.7	16.1	711.0	6.5

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Notes:

1.

The Mineral Resource for Whistler, Island Mountain, and the upper portions of the Raintree West deposits have been confined by an open pit with "reasonable prospects of eventual economic extraction" using the following assumptions:

●	Metal prices of $1,600/oz Au, $3.25/lb Cu and $21/oz Ag;
●	Payable metal of 99% payable Au, 90% payable Ag and 1% deduction for Cu;
●	Offsite costs (refining, transport and insurance) of $136/wmt proportionally distributed between Au, Ag and Cu;
●	Royalty of 3% NSR;
●	Pit slopes are 50 degrees;
●	Mining cost of $1.80/t for waste and $2.00/t for mineralized material; and
●	Processing, general and administrative costs of $10.50/t.
2.	The lower portion of the Raintree West deposit has been constrained by a mineable shape with "reasonable prospects of eventual economic extraction" using a $25.00/t cutoff.
3.	Metallurgical recoveries are: 70% for Au, 83% for Cu, and 65% Ag for Ag grades below 10 g/t. The Ag recovery is 0% for values above 10 g/t for all deposits.
4.

The NSR equations are: below 10 g/t Ag: NSR ($/t) = (100%-3%)*((Au*70%*$49.273 g/t) + (Cu*83%*$2.966*2204.62 + Ag*65%*$0.574)), and above 10g/t Ag: NSR ($/t) = (100%-3%)*((Au*70%*$49.256 g/t) + (Cu*83%*$2.965*2204.62));

5.	The Au Equivalent equations are: below 10 g/t Ag: AuEq = Au + Cu*1.5733 +0.0108Ag, and above 10 g/t Ag: AuEq = Au + Cu*1.5733
6.	The specific gravity for each deposit and domain ranges from 2.76 to 2.91 for Island Mountain, 2.60 to 2.72 for Whistler with an average value of 2.80 for Raintree West.
7.	Numbers may not add due to rounding.

For further information on the Whistler Project, please refer to the technical report titled "NI 43-101 Mineral Resource Estimate for the Whistler Project", dated effective June 11, 2021 and with an amended date of issue of October 29, 2021, a copy of which is available under GoldMining's profile at www.sedar.com..

Qualified Person

Paulo Pereira, P. Geo., President of GoldMining Inc., a Qualified Person as defined in NI 43-101 has supervised the preparation of this news release and has reviewed and approved the scientific and technical information contained herein.

About GoldMining Inc.

The Company is a public mineral exploration company focused on the acquisition and development of gold assets in the Americas. Through its disciplined acquisition strategy, the Company now controls a diversified portfolio of resource-stage gold and gold-copper projects in Canada, U.S.A., Brazil, Colombia and Peru. The Company also owns 20 million shares of Gold Royalty Corp. (NYSE American: GROY).

For additional information, please contact:

GoldMining Inc.
Amir Adnani, Chairman
Alastair Still, CEO
Telephone: (855) 630-1001

Email: info@goldmining.com

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Forward-looking Statements

This document contains certain forward-looking statements that reflect the current views and/or expectations of GoldMining with respect to its business and future events, including expectations and future plans respecting each of GoldMining's and U.S. GoldMining's business plans and strategies. Forward-looking statements are based on the then-current expectations, beliefs, assumptions, estimates and forecasts about the business and the markets in which GoldMining and U.S. GoldMining operate. Investors are cautioned that all forward-looking statements involve risks and uncertainties, including: the inherent risks involved in the exploration and development of mineral properties, fluctuating metal prices, unanticipated costs and expenses and uncertainties relating to the availability and costs of financing needed in the future. These risks, as well as others, including those set forth in GoldMiningꞌs Annual Information Form for the year ended November 30, 2021 and other filings with Canadian securities regulators, could cause actual results and events to vary significantly. Accordingly, readers should not place undue reliance on forward-looking statements and information. There can be no assurance that forward-looking information, or the material factors or assumptions used to develop such forward-looking information, will prove to be accurate. The Company does not undertake any obligations to release publicly any revisions for updating any voluntary forward-looking statements, except as required by applicable securities law.

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